Horror Hub, LLC

Profit and Loss
January - December 2021

	TOTAL
Income	
Sales of Product Income	9,834.87
Twitch Stream Revenue	2,588.22
Total Income	**$12,423.09**
Cost of Goods Sold	
Cost of Goods Sold	7,711.98
Total Cost of Goods Sold	**$7,711.98**
GROSS PROFIT	**$4,711.11**
Expenses	
Advertising & Marketing	13,926.23
Bank Charges & Fees	35.31
Insurance	1,250.00
Miscellaneous Expenses	920.00
Office Supplies & Software	8,718.52
PayPal Fees	495.85
Postage & Shipping	3,254.15
Professional Fees Expense	9,821.17
Travel	2,272.20
Twitch Feed Expense	2,609.38
Website Expenses	2,295.77
Total Expenses	**$45,598.58**
NET OPERATING INCOME	**$ -40,887.47**
Other Income	
Credit Card Cash Rewards	494.02
Total Other Income	**$494.02**
Other Expenses	
Amortization Expense	580.00
Total Other Expenses	**$580.00**
NET OTHER INCOME	**$ -85.98**
NET INCOME	**$ -40,973.45**